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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

256743105

(CUSIP Number)

Bruce J. Parker

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 690742101
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only
Dennis E. Hecker
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF and BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
1,018,724
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
1,018,724
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,018,724
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)
4.7402% (1)
14.	Type of Reporting Person (See Instructions)
IN

(1) With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 21,491,085 shares was used as the total amount of outstanding shares, which amount represents the shares of Common Stock issued and outstanding as of February 22, 2008, as reflected in Dollar Thrifty Automotive Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                The undersigned hereby files this Amendment No. 2 to the Schedule 13D (the “Amendment”) filed by Dennis E. Hecker on March 21, 2008 as amended by Amendment No. 1 dated May 9, 2008 with respect to the common stock, par value $0.01 per share (“Common Stock”), of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (“DTAG”).  Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the initial Schedule 13D.  Since the ownership of DTAG Common Stock by the undersigned is less than 5% of the outstanding shares of Common Stock of DTAG, no further amendments to this Schedule 13D will be filed.  This Amendment amends the text of Item 5 as follows:

                (a)           The Reporting Person is the beneficial owner of 1,018,724 shares of Common Stock.  Based on DTAG’s Annual Report on Form 10-K for the year ended December 31, 2007 filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, there were 21,491,085 shares of Common Stock issued and outstanding as of February 22, 2008 so the 1,018,724 shares of Common Stock beneficially owned by the Reporting Person represent approximately 4.7402% of the outstanding shares of Common Stock.

                (b)           The Reporting Person has the sole power to vote and the sole power to dispose of 1,018,724 shares of Common Stock beneficially owned by him.

                (c)           Except as described below, the Reporting Person has not engaged in any transactions in the Common Stock that were effected during the past sixty days.  During the past sixty days, the Reporting Person made the following sales of shares of Common Stock:

Date of Purchase or Sale	Number of Shares Sold	Sales Price Per Share	Type of Transaction
March 24, 2008	25,000	$15.7287	Open Market purchase on the NYSE
March 25, 2008	25,000	$14.9537	Open Market purchase on the NYSE
April 29, 2008	10,000	$13.4857	Open Market purchase on the NYSE
April 30, 2008	1,000	$13.3880	Open Market purchase on the NYSE
May 8, 2008	11,000	$12.26	Open Market sale on the NYSE.
May 16, 2008	25,000	$14.7153	Open Market sale on the NYSE.
May 19, 2008	15,542	$15.5243	Open Market sale on the NYSE.
June 4, 2008	65,893	$14.1673	Open Market sale on the NYSE.

                (d)           No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

                (e)           Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 5, 2008

/s/ Dennis E. Hecker
Dennis E. Hecker